SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

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CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1.	News Release entitled, “Case Enters Agreement to Purchase Western Power & Equipment”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 27, 2008

For Immediate Release

Contact:

Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

Case Enters Agreement to Purchase

Western Power & Equipment

RACINE, Wis. (June 26, 2008) — Case Construction Equipment announced today that it has entered an agreement to purchase select dealership assets of Western Power & Equipment of Vancouver, Wash.

Western Power & Equipment sells, rents and services construction and industrial equipment through eight locations in Oregon, Washington, California and Nevada.

James Hasler, vice president, Case Construction Equipment, said, “Western Power serves an important geographic region. This investment ensures continued growth of the business that Western Power has developed.”

The acquisition confirms Case’s commitment to its customers in these markets. “We will work closely with Western Power’s 145 employees to deliver the high caliber of equipment, finance, parts and service support customers expect from Case,” said Hasler. “There will be no interruption in service at any of the Western Power dealerships.”

Case expects to finalize the sale within the next 30 to 45 days – subject to due diligence and customary closing conditions.

In addition to its Vancouver, Wash., headquarters, Western Power & Equipment operates Case dealerships in Redding, Sacramento and Stockton, Calif.; Sparks/Reno, Nev.; Portland and Salem, Ore.; and Auburn and Marysville, Wash.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders, telescopic handlers and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).

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